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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                               AMENDMENT NO. 3 TO
                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    IBP, INC.
                            (NAME OF SUBJECT COMPANY)

                                    IBP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
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                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
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                                    449223106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
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                              SHEILA B. HAGEN, ESQ.
                                 GENERAL COUNSEL
                                    IBP, INC.
                             800 STEVENS PORT DRIVE
                             DAKOTA DUNES, SD 57049
                            TELEPHONE: (605) 235-2061

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
         AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                 WITH A COPY TO:

                              SETH A. KAPLAN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                                51 W. 52ND STREET
                               NEW YORK, NY 10019
                                 (212) 403-1000
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| |     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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      IBP, inc. ("IBP" or the "Company") hereby amends and supplements its
Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the Securities and Exchange Commission on July 5, 2001 (as amended and supplemented, the "Schedule 14D-9"). This amendment constitutes Amendment No. 3 to the Schedule 14D-9.

      The Schedule 14D-9 is hereby amended and supplemented as follows:

      Item 4(c) of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

      "Except as set forth below, after reasonable inquiry and to the best knowledge of the Company, each executive officer, director, affiliate or subsidiary of the Company who or which owns Shares intends to tender such Shares in the Offer. The foregoing does not apply to any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

      Robert L. Peterson, IBP's Chairman and Chief Executive Officer, plans to sell approximately 90,000 Shares (in addition to the 50,000 Shares he sold on July 18, 2001) in the open market prior to the completion of the Offer.

      Executive officers of the Company may exercise Company stock options and sell the underlying Shares in the open market prior to the completion of the Offer."

      Item 6 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

      "No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than (a) the purchase by Eugene D. Leman of 43,831 Shares on June 27, 2001 pursuant to the Company's stock option plan, (b) the sale of 50,000 Shares in the open market by Robert L. Peterson on July 18, 2001 and (c) the purchase by the Company of 15,000 Shares in the open market on the first Wednesday of each month to meet the requirements of the various Company stock grant and option plans."


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 20, 2001                          IBP, INC.



                                               By: /s/ Larry Shipley
                                                  ------------------------------
                                                  Name:  Larry Shipley
                                                  Title: Chief Financial Officer